UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

BCD Semiconductor Manufacturing Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing six (6) Ordinary Shares

(Title of Class of Securities)

055347207

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055347207

1.	Names of Reporting Persons. Chen-Hua Chang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Taiwan, R.O.C.
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 446,928[1]
	6.	Shared Voting Power 17,954,164[2]
	7.	Sole Dispositive Power 446,928[1]
	8.	Shared Dispositive Power 17,954,164[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,401,092[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9) 16.8%[4]
12.	Type of Reporting Person (See Instructions) IN

[1]	Includes 446,928 Ordinary Shares held in the name of Chen-Hua Chang.
[2]

Includes (i) 4,894,164 Ordinary Shares held by Core Asia Capital Limited, a British Virgin Islands Company wholly-owned by Chen-Hua Chang, (ii) 6,000,000 Ordinary Shares held by Winner Pride Limited, a British Virgin Islands company wholly-owned by Chen-Hua Chang, (iii) 500,000 Ordinary Shares held by Kimberly Industries Limited, a British Virgin Islands company wholly-owned by Chen-Hua Chang and (iv) 6,560,000 Ordinary Shares held by Profuse Properties Limited, a British Virgin Islands company wholly-owned by Kimberly Industries Limited. The directors of Core Asia Capital Limited, Winner Pride Limited, Kimberly Industries Limited and Profuse Properties Limited are Chen-Hua Chang and Chao-Rong Chang, who share voting and dispositive power with each other and with each entity over the shares held by each respective entity.

[3]	Includes the Ordinary Shares referenced in footnotes (1) and (2).
[4]	Based on 109,593,222 Ordinary Shares issued and outstanding as of December 31, 2011.

CUSIP No. 055347207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Chao-Rong Chang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Taiwan, R.O.C.
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,954,164[5]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,954,164[5]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,954,164[5]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9) 16.4%[6]
12.	Type of Reporting Person (See Instructions) IN

[5]

Includes (i) 4,894,164 Ordinary Shares held by Core Asia Capital Limited, a British Virgin Islands Company wholly-owned by Chen-Hua Chang, (ii) 6,000,000 Ordinary Shares held by Winner Pride Limited, a British Virgin Islands company wholly-owned by Chen-Hua Chang, (iii) 500,000 Ordinary Shares held by Kimberly Industries Limited, a British Virgin Islands company wholly-owned by Chen-Hua Chang and (iv) 6,560,000 Ordinary Shares held by Profuse Properties Limited, a British Virgin Islands company wholly-owned by Kimberly Industries Limited. The directors of Core Asia Capital Limited, Winner Pride Limited, Kimberly Industries Limited and Profuse Properties Limited are Chen-Hua Chang and Chao-Rong Chang, who share voting and dispositive power with each other and with each entity over the shares held by each respective entity.

[6]	Based on 109,593,222 Ordinary Shares issued and outstanding as of December 31, 2011.

CUSIP No. 055347207

1.	Names of Reporting Persons. Winner Pride Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,000,000[7]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,000,000[7]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000[7]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%[8]
12.	Type of Reporting Person (See Instructions) CO

[7]

Includes 6,000,000 Ordinary Shares held by Winner Pride Limited, a British Virgin Islands company wholly-owned by Chen-Hua Chang. The directors of Winner Pride Limited are Chen-Hua Chang and Chao-Rong Chang, who share voting and dispositive power with each other and with Winner Pride Limited over the shares held by Winner Pride Limited.

[8]	Based on 109,593,222 Ordinary Shares issued and outstanding as of December 31, 2011.

CUSIP No. 055347207

1.	Names of Reporting Persons. Kimberly Industries Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,060,000[9]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,060,000[9]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,060,000[9]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4%[10]
12.	Type of Reporting Person (See Instructions) CO

[9]

Includes (i) 500,000 Ordinary Shares held by Kimberly Industries Limited, a British Virgin Islands company wholly-owned by Chen-Hua Chang and (ii) 6,560,000 Ordinary Shares held by Profuse Properties Limited, a British Virgin Islands company. The directors of Kimberly Industries Limited are Chen-Hua Chang and Chao-Rong Chang, who share voting and dispositive power with each other and with Kimberly Industries Limited over the shares held by Kimberly Industries Limited. The sole shareholder of Profuse Properties Limited is Kimberly Industries Limited, who shares voting and investment power with Profuse Properties Limited over the shares held by Profuse Properties Limited. Kimberly Industries Limited disclaims beneficial ownership of the shares held by Profuse Properties Limited except to the extent of its pecuniary interest therein.

[10]	Based on 109,593,222 Ordinary Shares issued and outstanding as of December 31, 2011.

CUSIP No. 055347207

1.	Names of Reporting Persons. Profuse Properties Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 6,560,000[11]
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 6,560,000[11]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,560,000[11]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%[12]
12.	Type of Reporting Person (See Instructions) CO

[11]

Includes 6,560,000 Ordinary Shares held by Profuse Properties Limited, a British Virgin Islands company wholly-owned by Kimberly Industries Limited. The directors of Profuse Properties Limited are Chen-Hua Chang and Chao-Rong Chang, who share voting and dispositive power with each other and with Profuse Properties Limited over the shares held by Profuse Properties Limited.

[12]	Based on 109,593,222 Ordinary Shares issued and outstanding as of December 31, 2011.

Item 1.	(a)	Name of Issuer:

BCD Semiconductor Manufacturing Limited

	(b)	Address of Issuer’s Principal Executive Offices:

No. 1600, ZiXing Road Shanghai ZiZhu Science-based Industrial Park 200241 People’s Republic of China Telephone: (+86-21) 2416-2266 Facsimile: (+86-21) 2416-2277

Item 2.	(a)	Name of Person Filing:

Chen-Hua Chang Chao-Rong Chang Winner Pride Limited Kimberly Industries Limited Profuse Properties Limited

	(b)	Address of Principal Business Office or, if none, Residence:

Chen-Hua Chang

6F #7, Alley 43, Lane 311, Section 2, Ho Ping East Road

Taipei, Taiwan, R.O.C.

Chao-Rong Chang

6F #7, Alley 43, Lane 311, Section 2, Ho Ping East Road

Taipei, Taiwan, R.O.C.

Winner Pride Limited

c/o Trident Trust Co. (B.V.I.) Ltd.

Trident Chamber

P.O. Box 146

Road Town, Portola, B.V.I

Kimberly Industries Limited

c/o Trident Trust Co. (B.V.I.) Ltd.

Trident Chamber

P.O. Box 146

Road Town, Portola, B.V.I

Profuse Properties Limited

c/o Trident Trust Co. (B.V.I.) Ltd.

Trident Chamber

P.O. Box 146

Road Town, Portola, B.V.I

	(c)	Citizenship:

Chen-Hua Chang: Taiwan, R.O.C.

Chao-Rong Chang: Taiwan, R.O.C.

Winner Pride Limited: British Virgin Islands

Kimberly Industries Limited: British Virgin Islands

Profuse Properties Limited: British Virgin Islands

	(d)	Title of Class of Securities:

Ordinary Shares, par value US$0.001 per share. Ordinary Shares are not traded in the United States; rather they are deposited with Deutsche Bank Trust Company Americas, as depositary. Each American Depositary Share represents six (6) Ordinary Shares.

	(e)	CUSIP Number:

055347207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the reporting persons is provided as of February 13, 2012:

Reporting Person	Amount beneficially owed:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Chen-Hua Chang	18,401,092	16.8%	446,928	17,954,164	446,928	17,954,164
Chao-Rong Chang	17,954,164	16.4%	0	17,954,164	0	17,954,164
Winner Pride Limited	6,000,000	5.5%	0	6,000,000	0	6,000,000
Kimberly Industries Limited	7,060,000	6.4%	0	7,060,000	0	7,060,000
Profuse Properties Limited	6,560,000	6.0%	0	6,560,000	0	6,560,000

The table above includes 446,928 shares held in the name of Chen-Hua Chang, which Chen-Hua Chang holds sole power to vote and dispose or direct the vote or disposition.

The number of shares which each of Chen-Hua Chang and Chao-Rong Chang holds shared power to vote and dispose or direct the vote or disposition includes (i) 4,894,164 Ordinary Shares held by Core Asia Capital Limited, (ii) 6,000,000 Ordinary Shares held by Winner Pride Limited, (iii) 500,000 Ordinary Shares held by Kimberly Industries Limited and (iv) 6,560,000 Ordinary Shares held by Profuse Properties Limited. The directors of Core Asia Capital Limited, Winner Pride Limited, Kimberly Industries Limited and Profuse Properties Limited are Chen-Hua Chang and Chao-Rong Chang, who share voting and dispositive power with each other and with each entity over the shares held by each respective entity. Additionally, as the sole shareholder of Profuse Properties Limited, Kimberly Industries Limited may be deemed to share voting and investment power with Profuse Properties Limited over the shares held by Profuse Properties Limited.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

Chen-Hua Chang

/s/ Chen-Hua Chang
Chen-Hua Chang

Chao-Rong Chang

/s/ Chao-Rong Chang
Chao-Rong Chang

Winner Pride Limited

/s/ Chen-Hua Chang
By: Chen-Hua Chang
Title: Director

Kimberly Industries Limited

/s/ Chen-Hua Chang
By: Chen-Hua Chang
Title: Director

Profuse Properties Limited

/s/ Chen-Hua Chang
By: Chen-Hua Chang
Title: Director